April 15, 2009

To our shareholders:

This year marks a transition in some of the ways that we execute on our business plan.  Most significant is the shift of the company’s focus to production.  We recognize the challenging economic circumstances in which we and others currently operate and the need to conserve resources.  What will not change are our values - integrity, technical excellence and our enduring commitment to generating value for our shareholders.

One of the changes we are implementing is the decision to reduce the distribution of hard copy annual reports.  Our 2008 year-end financials have been posted on our web site since March 31, 2009, together with our management discussion and analysis (MD&A).  Most of you now have access to the internet and many of you vote by telephone or the internet for our annual general meetings.  In addition, the internet allows the dissemination of company information much more quickly than the traditional mailing of quarterly and annual reports.

This decision will not only reduce our use of paper, but it will also save shareholders approximately $150,000 annually in printing and mailing costs.  These are funds we can dedicate to other important mandates at Silver Standard – for example, safety programs for workers new to exploration and mining, or additional drilling for our exploration programs that have proven track records in building shareholder value.

Consequently, if you are a shareholder who has requested an annual report through Computershare or Broadridge, you’ll receive it in a separate mailing.  Otherwise, we encourage you to visit our web site – www.silverstandard.com – to see a review of our accomplishments in 2008 and our plans for 2009.  If you do wish to receive a printed copy of our 2008 annual review directly from us, please contact Investor Relations, toll-free at 888-338-0046, local 212.

Many of you have been shareholders since the early 1990’s when we started our silver exploration and property acquisition drive.  We chose to wait before committing to production in the belief that eventually precious metal prices would rise and we would be able to generate investment returns from mining operations commensurate with the risks involved.  We believe our new Pirquitas silver-tin mine in Argentina is the first step in a sustainable plan to build one of the few premier silver mining companies – for which the Silver Standard team thanks you for your confidence and support over the years.

Sincerely,

"Robert A. Quartermain"

Robert A. Quartermain
President & CEO